UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

ASTRALIS LTD.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

046352

(CUSIP Number)

DONALD NICHOLSON	KATHRYN A. CAMPBELL, ESQ.
SKYEPHARMA PLC	SULLIVAN & CROMWELL LLP
105 PICCADILLY	1 NEW FETTER LANE
LONDON W1J 7NJ, ENGLAND	LONDON EC4A 1AN, ENGLAND
+44 20 7491 1777	+44 20 7959 8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SkyePharma PLC/330387911

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,253,900

	9.	Sole Dispositive Power 25,253,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,253,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 34.5%

14.	Type of Reporting Person (See Instructions) CO

SkyePharma PLC, a company incorporated under the laws of England and Wales (“SkyePharma”), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the common stock, par value $0.0001 per share, of Astralis Ltd., a Delaware corporation (the “Issuer”). Except as amended and supplemented hereby, SkyePharma’s Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is supplemented to include the following:
The consideration to be used in making the purchases and transfers described below will be the number of newly issued SkyePharma ordinary shares described in Item 6.

Item 4.	Purpose of Transaction
Item 4 is supplemented to include the following:

The purpose of the transactions is to acquire 11,160,000 additional shares of common stock of the Issuer increasing SkyePharma’s equity ownership from 34.5 % to 49.7%, and to acquire rights under the Stockholders Agreement, as described in Item 6 below, to nominate two directors of the Issuer in addition to SkyePharma’s current right under the Stockholders Agreement to nominate one director.  Pursuant to the acquisition of the rights under the Stockholders Agreement, SkyePharma plans to nominate two directors to fill the vacancies on the Board resulting from the resignation of Mike Ajnsztajn in July 2004 and Gaston Liebhaber in September 2004.  The purpose of the transactions described above is to acquire a significant equity position in the Issuer and additional board representation so as to influence the future strategic direction of the Issuer.  In addition,  SkyePharma may consider taking further action to increase its influence over the Issuer including possibly making further purchases from time to time in  the  open market or privately negotiated transactions of shares of common stock of the Issuer, seeking amendments to agreements in place between SkyePharma and the Issuer and/or other shareholders, exercising  its rights pursuant to its agreements with the Issuer and/or other shareholders, or seeking to influence the selection of candidates for election to the Board or appointment of officers, any of which could involve SkyePharma obtaining further influence or control over the Issuer.

Except as set forth in this statement, as of the date of the filing of this statement, neither SkyePharma, nor, to the best of its knowledge and belief any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is supplemented to include the following:

On December 29, 2004, SkyePharma, Mike Ajnsztajn (“Mr. Ajnsztajn”) and Gaston Liebhaber (“Mr. Liebhaber”) executed a Stock Purchase Agreement (the “Stock Purchase Agreement”) and an Assignment Agreement (the “Assignment Agreement”).

Mr. Ajnsztajn is the former Chief Executive Officer and former member of the Board of Directors of the Issuer. Mr. Liebhaber is a former member of the Board of Directors of the Issuer.

Pursuant to the Stock Purchase Agreement, SkyePharma has agreed to purchase 8,680,000 shares of common stock of the Issuer owned by Mr. Ajnsztajn and 2,480,000 shares of common stock of the Issuer owned by Mr. Liebhaber. The purchase price to be paid by SkyePharma for Mr. Ajnsztajn’s shares will be 4,263,963 SkyePharma ordinary shares. The purchase price to be paid by SkyePharma for Mr. Liebhaber’s shares will be 1,218,275 SkyePharma ordinary shares. The share purchase is conditioned upon, among other closing conditions, the valid appointment of the additional SkyePharma Directors pursuant to the Assignment Agreement, which condition may be waived at SkyePharma’s sole discretion.

If a purchase is consummated pursuant to the Stock Purchase Agreement, SkyePharma will own 36,393,900 shares of Issuer common stock and warrants expiring November 13, 2006 to purchase 20,000 shares of Issuer common stock at $4.00 per share, or 49.7% of the common stock of the Issuer outstanding as of November 15, 2004, as reported in the Issuer’s 10-QSB for the period ending September 30, 2004.

Pursuant to the Assignment Agreement, each of Mr. Ajnsztajn and Mr. Liebhaber agreed to assign his respective rights under Article II of the Stockholders Agreement, dated December 10, 2001, as amended on January 20, 2004, between the Issuer, Mr. Ajnsztajn, Mr. Liebhaber, SkyePharma and the other parties thereto (the “Stockholders Agreement”), including his rights under Section 2.1 and 2.2 of the Stockholders Agreement to nominate and designate Directors, to SkyePharma. Each of Mr. Ajnsztajn and Mr. Liebhaber has the right, among other things, to appoint one director to the Board of Directors of the Issuer under the Stockholders Agreement. The Assignment Agreement provides that, upon the valid appointment of two Directors nominated by SkyePharma to the Board of Directors of the Issuer and the satisfaction of the other conditions listed therein, SkyePharma shall be obligated to issue to Mr. Ajnsztajn 426,396 SkyePharma ordinary shares and to Mr. Liebhaber 121,827 SkyePharma ordinary shares.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Stock Purchase Agreement, by and among SkyePharma plc, Mike Ajnsztajn and Gaston Liebhaber, dated as of December 29, 2004.
Exhibit 2	Assignment Agreement, by and among SkyePharma plc, Mike Ajnsztajn and Gaston Liebhaber, dated as of December 29, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2004
Date
SKYEPHARMA PLC /s/ Donald Nicholson
Signature
Donald Nicholson Finance Director
Name/Title